Exhibit 99.1
Explanatory Note

This Form 6-K/A amends the announcement furnished on Form 6-K by Shinhan Financial Group on 27 August 2018 regarding a resolution made by Shinhan Card, a subsidiary of Shinhan Financial Group), to provide a debt guarantee.

The amendment is to correct the debt guarantee period previously stated in the form in accordance with the resolution made by the Board of Directors of Shinhan Card. Whereas, the previously stated debt guarantee period in Exhibit 99.1 was “6 months starting from the completion date of the acquisition” of Prudential Vietnam Finance Company, with the new resolution being made, the debt guarantee will be provided from the completion date of the acquisition until the full repayment date of Prudential Vietnam Assurance Private Limited’s total deposit amount.

All other information in the announcement dated 27 August 2018 remains unchanged.

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